UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-33434

Issuer: Credit Suisse AG

Exchange: NYSE Arca, Inc.

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Address:	Paradeplatz 8, 8001
Zurich, Switzerland

Telephone: +41 44 333 1111

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

VelocitySharesTM 3x Long Natural Gas ETNs linked to the S&P GSCI® Natural Gas Index ER due February 9, 2032

VelocitySharesTM 3x Inverse Natural Gas ETNs linked to the S&P GSCI® Natural Gas Index ER due February 9, 2032

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17CFR240.12d2-2(a)(1)

☐	17CFR 240.12d2-2(a)(2)

☐	17CFR 240.12d2-2(a)(3)

☐	17CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Credit Suisse AG certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized persons.

July 2, 2020	/s/ Elaine Sam	Authorized Person
Date	Name	Title

July 2, 2020	/s/ Praju Doshi	Authorized Person
Date	Name	Title

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-l as applicable. See General Instructions.